06003073

SECURITIES AND ... SION
Washington, D.C. 205..

RECEIVED
MAR 0 8 2006
SEC MAIL PROCESSING SECTION
WASH, DC
152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 **AND ENDING** 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

GENEVA TRADING LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1822
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY SILVERMAN — 312-362-4404
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, GARY SILVERMAN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

GENEVA TRADING LLC as of

DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 1 day of March, 2006

Notary Public

OFFICIAL SEAL
MARY FRAN CLEARY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/05/08

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GENEVA TRADING LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2005

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Members
Geneva Trading LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Geneva Trading LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Geneva Trading LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

February 28, 2006

GENEVA TRADING LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash In Bank		$ 10,028
Due From Broker		13,026,055
Securities Owned, at Market Value		57,891,876
Options Owned, at Market Value		137,803,703
Accounts Receivable		104,038
Total Current Assets		$208,835,700
OTHER ASSET		
Exchange Membership, at Cost (Market Value at December 31, 2005 is $875,000)		165,100
TOTAL ASSETS		$209,000,800

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Due To Broker		$ 42,271,910
Securities Sold, Not yet Purchased, at Market Value		39,507,030
Options Sold, Not yet Purchased, at Market Value		122,521,932
Accounts Payable		371,153
Due to Profit Sharing Plan		92,966
Accrued State Income Tax		24,868
Total Current Liabilities		$204,789,859
MEMBERS' CAPITAL		
Members' Beginning Capital	$ 2,843,293	
Net Income for the Year	1,641,367	
Members' Net Changes for the Year	(273,719)	
Total Members' Capital		4,210,941
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 209,000,800

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Geneva Trading LLC (the Company) is a limited liability company, which was originally formed in the state of Illinois in August, 1999. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange. The Company is a designated primary market maker authorized to trade proprietarily off the floor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Profit Sharing Plan

The Company sponsors a 401(k) Plan which allows its eligible employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a variable contribution of at least 3% of the employees' qualified earnings. The Company's contribution for 2005 was $92,966.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2005 the Company had net capital and net capital requirements of $3,823,408 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 3%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies; but all adjustments were booked for the preparation of the audited financial statements.

NOTE 8 - CONTINGENT LIABILITIES

On January 20, 2004, Last Atlantis Capital, LLC and several other "direct access customers" filed a lawsuit in the United States District Court for the Northern District of Illinois naming as defendants various stock exchanges and market makers for those stock exchanges. The market maker defendants included Geneva DPM (the Company). The lawsuit alleged that the market maker defendants, including the Company, violated provisions of the antitrust and securities laws by improperly refusing to execute plaintiffs' orders to buy or sell options contracts on the defendant exchanges, and that defendants made false representations regarding their ability and willingness to execute such orders. The complaint also alleged various state claims for breach of contract and fraud. The Company, in conjunction with the other market maker defendants, filed a motion to dismiss the complaint on June 14, 2004. The court granted defendants' motion to dismiss on March 30, 2005, dismissing the federal claims and declining to exercise jurisdiction over the state law claims. The court permitted plaintiffs to file an amended complaint. On November 7, 2005, plaintiffs filed a consolidated complaint adding additional plaintiffs and asserting only securities and state law claims against the same exchange and market maker defendants, including the Company. On January 6, 2006, defendants filed motions to dismiss the consolidated complaint. The parties are completing briefing on this motion, and the court has indicated that it will rule on the motion to dismiss on April 21, 2006. No defendant has answered the consolidated complaint, and discovery has not commenced.